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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Frisco Bay Industries Ltd. (Name of Subject Company (Issuer))
6181708 Canada Inc. The Stanley Works (Name of Filing Persons, Offerors)
Common Stock, no par value per share (Title of Class of Securities)
358751105 (CUSIP Number of Class of Securities)

Bruce H. Beatt
Vice-President, General Counsel, and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
(860) 225-5111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Elizabeth Kitslaar
Jones Day
77 West Wacker
Chicago, IL 60601
(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,836,009.75	$5,807.42
(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of shares of 1,971,657 Common Stock and 799,567 shares of Class A Common Stock at a price of U.S.$15.25 per share, net to the seller in cash, without interest, pursuant to the Offers To Purchase, (ii) the purchase of 233,575 shares of Common Stock to be issued upon the exercise of options to purchase shares of Common Stock, at an aggregate cost of $3,562,018.75, and (iii) the cash-out of 900 stock appreciation rights, at an aggregate cost of $12,825. The calculation of the filing fee is based on the Company's representation regarding the foregoing as of January 19, 2004.

(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals $126.70 per million of transaction value, or $5,807.42.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$5,807.42	Filing Party:	The Stanley Works

Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Amendment No. 1 to Schedule TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 30, 2004 (as amended, the "Schedule TO") by The Stanley Works, a Connecticut corporation ("Parent"), and 6181708 Canada Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the "Company"), at a purchase price of U.S.$15.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offers To Purchase and Circular, dated January 30, 2004 and in the related Letter of Acceptance and Transmittal (collectively with the Offers To Purchase and Circular, the "Offering Documents"), a copy of each of which was filed with the Schedule TO on January 30, 2004 as Exhibits (a)(1) and (a)(2), respectively. Simultaneously with the offer to purchase Common Shares, the Offeror is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares"), of the Company at a purchase price of U.S.$15.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offering Documents.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(10)	Letter from the Depositary and attached Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN (including instructions)"

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004
THE STANLEY WORKS
	By:	/s/ Bruce H. Beatt Name: Bruce H. Beatt Title: Vice President, General Counsel and Secretary
6181708 CANADA INC.
	By:	/s/ Bruce H. Beatt Name: Bruce H. Beatt Title: Secretary

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Exhibit Index

Exhibit Number	Description
(a)(10)	Letter from the Depositary and attached Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN (including instructions)

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CALCULATION OF FILING FEE
Amendment No. 1 to Schedule TO
SIGNATURE
Exhibit Index